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VIA EDGAR AND ELECTRONIC SECURE TRANSFER

WINC, INC. HAS REQUESTED CONFIDENTIAL TREATMENT OF THE REDACTED PORTIONS OF THIS LETTER, WHICH WERE REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]” IN THE LETTER FILED VIA EDGAR, UNDER RULE 83 OF THE SEC’S RULES OF PRACTICE, AND THE COMPANY DELIVERED A COMPLETE UNREDACTED COPY OF THE LETTER TO ITS EXAMINER AT THE DIVISION OF CORPORATION FINANCE.

United States Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services	FOIA Confidential Treatment Requested Under 17 C.F.R. § 200.83
100 F Street, N.E. Washington, D.C. 20549 Attention: Suying Li; Joel Parker; Nicholas Lamparski; Jacqueline Kaufman

Re:	Winc, Inc.

Registration Statement on Form S-1

Filed on September 27, 2021

File No. 333-259828

Ladies and Gentlemen:

On behalf of Winc, Inc. (the “Company”), we submit this letter (this “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company originally filed the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) with the Commission on September 27, 2021.

The purpose of this Letter is to provide supplemental information to the Staff with respect to the accounting treatment for stock-based compensation. In particular, the Company is providing an explanation for the determination of the fair value of the common stock underlying the Company’s equity issuances and the reasons for any differences between the recent valuations of its common stock and the estimated offering price. The supplemental response set forth below is based upon information provided to Latham & Watkins LLP by the Company.

October 6, 2021

On behalf of the Company, we are respectfully requesting confidential treatment for specified portions of this letter pursuant to Rule 83 promulgated by the Commission (17 C.F.R. § 200.83). This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. A redacted version of this letter will be filed with the Commission on EDGAR, omitting the confidential information.

The Company’s discussion of its accounting for stock-based compensation is primarily contained within the sections of the Registration Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Stock-Based Compensation” and “—Common Stock Valuation” (the “MD&A”) and appears on pages 101-102 of the Registration Statement.

The Company supplementally advises the Staff that, while not reflected in the Registration Statement, based on discussions with the Company’s Board of Directors (the “Board of Directors”) and reflecting the input from the lead underwriter (the “Lead Underwriter”) for its initial public offering (“IPO”), the Company currently anticipates an approximate price range of $[***] to $[***] per share for the Company’s common stock (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary Assumed IPO Price”). The Preliminary IPO Price Range and Preliminary Assumed IPO Price do not reflect any stock split that the Company expects to effect prior to the Commission’s declaration of effectiveness of the Registration Statement. The post-split price range will be narrowed within the Preliminary IPO Price Range prior to distribution of the preliminary prospectus in connection with the Company’s road show. For consistency with the Registration Statement, all data in this letter is reflected on a pre-split basis, unless otherwise expressly noted.

The Company’s final post-split Preliminary IPO Price Range remains under discussion between the Company and the Lead Underwriter, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

STOCK OPTION GRANTS SINCE JUNE 30, 2020

The following table summarizes the number of shares of common stock underlying stock options granted since June 30, 2020, as well as the associated per share exercise price and the estimated fair value per share of the Company’s common stock used to determine stock-based compensation expense for financial reporting purposes.

CONFIDENTIAL TREATMENT REQUESTED BY

WINC, INC.

October 6, 2021

Grant Date(s)	Number of Shares Underlying Options Grants	Exercise Price Per Share		Estimated Fair Value – Financial Reporting Purposes
July 28, 2020	[***]	$	[***]	$	[***]
September 3, 2020	[***]	$	[***]	$	[***]
October 16, 2020	[***]	$	[***]	$	[***]
April 28, 2021	[***]	$	[***]	$	[***]	(a)

(a) Represents the reassessed fair value per share of the underlying common stock for financial reporting purposes used to calculate the grant date fair value of the stock options issued on April 28, 2021. See “Discussion of Fair Value Determinations Since June 30, 2020 Relating to Equity Grants—March 31, 2021 Valuation, Related Fair Value Determination and Subsequent Reassessment” below for further details.

HISTORICAL FAIR VALUE DETERMINATION AND METHODOLOGY

The Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Board of Directors also considered numerous objective and subjective factors, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock as disclosed in the Registration Statement.

Historically, the Company has obtained independent third-party valuations of its common stock from time to time, including following events or conditions that the Company determines could cause the assumptions, qualifications or methodologies contained in prior independent third-party valuations to materially change. As described in greater detail in MD&A, the Company has historically utilized the option-pricing model (“OPM”) backsolve method weighted against a discounted cash flow analysis for determining the fair value of its common stock for valuations made as of or prior to March 31, 2021. More recently, the Company has utilized a probability-weighted expected return model (“PWERM”) for determining the fair value of the Company’s common stock. The Company used the OPM rather than the PWERM through March 31, 2021 because the Company considered specific future outcomes, such as an IPO, remote or difficult to predict.

In the OPM framework, the backsolve method for inferring the equity value implied by a recent financing transaction involves making assumptions for the expected time to liquidity, volatility, and risk-free rate and then solving for the value of equity by calibrating to the value of the most recent class of preferred stock. A reasonable discount for lack of marketability (“DLOM”) is then applied to conclude on a per share value of the common stock on a minority, non-marketable basis. The OPM method was selected as management concluded that the financing transactions were negotiated at arms’ length and provided the best indication of the fair value of the preferred stock at each measurement date.

CONFIDENTIAL TREATMENT REQUESTED BY

WINC, INC.

October 6, 2021

Under the PWERM, the per share value of the common stock is estimated based upon the probability-weighted present value of expected future equity values for the common stock, under various possible future liquidity event scenarios, in light of the rights and preferences of each class of equity, and the resulting per share value of the common stock is discounted for a lack of marketability. Beginning with the third-party valuation report of its common stock it obtained as of June 7, 2021, the Company determined to incorporate the PWERM into its valuation methodology as values associated with various potential outcomes were considered estimable, in light of the Company’s stage of development, operating results, its prospects for an IPO in the near term, general conditions in the capital markets, including with respect to IPOs, and the relative likelihood of achieving a liquidity event such as an IPO in light of prevailing market conditions.

At each grant date, the Board of Directors evaluated any recent events and their potential impact on the estimated per share fair value of the common stock. For grants of stock awards made on dates for which there was no concurrent independent third-party valuation, the Company’s Board of Directors determined the fair value of the common stock on the date of grant taking into consideration the immediately preceding valuation report as well as other pertinent information available at the time of the grant.

DISCUSSION OF FAIR VALUE DETERMINATIONS SINCE JUNE 30, 2020 RELATING TO EQUITY GRANTS

The table below sets forth the fair market value determinations of the Company’s common stock, as provided by independent third-party valuation reports, that relate to equity grants made since June 30, 2020. The Company does not expect to make any additional grants prior to the completion of its IPO other than grants made concurrent with the IPO at an exercise price equal to the final IPO price.

Date of Estimated Fair Value as Determined by the Valuation Report	Fair Value Per Share
September 4, 2019	$	[***]
September 18, 2020	$	[***]
March 31, 2021	$	[***]
June 7, 2021	$	[***]

Corporate and Financing History

The Company was originally formed as a limited liability company under the laws of the state of Colorado in June 2011 and in August 2011 converted to a Delaware corporation. As of June 30, 2021, the Company had raised $72.8 million from private placements of redeemable convertible preferred stock, including its most recent Series D, Series E and Series F redeemable convertible preferred stock financings. From April 2020 through July 2020, the Company sold $9.2 million of its Series D redeemable convertible preferred stock at an issue price of $1.4136 per share in an offering conducted pursuant to Regulation A under the Securities Act of 1933, as amended (the “Securities Act”). From November 2020 to January 2021, the Company sold $7.5 million of its Series E redeemable convertible preferred stock at an issue price of $1.75 per share in an offering conducted pursuant to Regulation A under the Securities Act. In April 2021, the Company sold $10.0 million of its Series F redeemable convertible preferred stock at an issue price of $1.75 per share in a transaction exempt from the registration requirements of the Securities Act.

CONFIDENTIAL TREATMENT REQUESTED BY

WINC, INC.

October 6, 2021

September 4, 2019 Valuation and Related Fair Value Determinations

In connection with the Company’s Series D proposed redeemable convertible preferred stock financing, the Company obtained an independent third-party valuation of the Company’s common stock as of September 4, 2019 (the “September 2019 Valuation”).

The September 2019 Valuation estimated the equity value of the Company using a transaction analysis in light of the Company’s Series D redeemable convertible preferred stock financing transaction. The analysis used the OPM to derive an implied total equity value from the per share sale price in that financing of $1.4136. This resulted in an implied equity value, on a marketable basis, of $[***]. After allocating the implied equity value to the Company’s common stock using the OPM and applying a DLOM of 30%, the fair value per share of the common stock under the transaction analysis was estimated at $[***] per share.

Considering the September 2019 Valuation and the objective and subjective factors described on pages 101-102 of the Registration Statement, the Company’s Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of September 4, 2019. For the grants made on July 28, 2020 and September 3, 2020, the Board of Directors considered the September 2019 Valuation together with any subsequent changes in the objective and subjective factors described on pages 101-102 of the Registration Statement, to determine the fair value of the common stock at the time of grant. At each grant date, the Board of Directors concluded that the fair value of the common stock was $[***] per share and granted options with that exercise price.

September 18, 2020 Valuation and Related Fair Value Determination

In connection with the Company’s Series E redeemable convertible preferred stock financing, the Company obtained an independent third-party valuation of the Company’s common stock as of September 18, 2020 (the “September 2020 Valuation”).

The September 2020 Valuation estimated the equity value of the Company using a transaction analysis in light of the Company’s Series E redeemable convertible preferred stock financing transaction. The analysis used the OPM to derive an implied total equity value from the per share sale price in that financing of $1.75. This resulted in an implied equity value, on a marketable basis, of $[***]. After allocating the implied equity value to the Company’s common stock using the OPM and applying a DLOM of 30%, the fair value per share of the common stock under the transaction analysis was estimated at $[***] per share.

CONFIDENTIAL TREATMENT REQUESTED BY

WINC, INC.

October 6, 2021

Considering the September 2020 Valuation and the objective and subjective factors described on pages 101-102 of the Registration Statement, the Company’s Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of September 18, 2020. For its grants made October 16, 2020, the Board of Directors considered the September 2020 Valuation together with any subsequent changes in the objective and subjective factors described on pages 101-102 of the Registration Statement, to determine the fair value of the common stock at the time of grant. As of October 16, 2020, the Board of Directors concluded that the fair value of the common stock was $[***] per share and granted options with that exercise price.

March 31, 2021 Valuation, Related Fair Value Determination and Subsequent Reassessment

March 31, 2021 Valuation and April 2021 Grants

In connection with the Company’s Series F redeemable convertible preferred stock financing in April 2021, the Company obtained an independent third-party valuation of the Company’s common stock as of March 31, 2021 (the “March 2021 Valuation”).

The March 2021 Valuation estimated the equity value of the Company using a transaction analysis in light of the Company’s Series F redeemable convertible preferred stock financing transaction in April 2021. The analysis used the OPM to derive an implied total equity value from the per share sale price in that financing. This resulted in an implied equity value, on a marketable basis, of $[***]. After allocating the implied equity value to the Company’s common stock using the OPM and applying a DLOM of 30%, the fair value per share of the common stock under the transaction analysis was estimated at $[***] per share.

Considering the March 2021 Valuation and the objective and subjective factors described on pages 101-102 of the Registration Statement, the Company’s Board of Directors determined that the fair value of the Company’s common stock was $[***] per share as of March 31, 2021. For its grants made on April 28, 2021, the Board of Directors considered the March 2021 Valuation together with any subsequent changes in the objective and subjective factors described on pages 101-102 of the Registration Statement, to determine the fair value of the common stock at the time of grant. In its assessment, the Board of Directors considered that the Company was in the early stages of considering a potential IPO, but had not yet made substantial progress as of the April 28, 2021 grant date. For example, the Company had not yet engaged underwriters, conducted an organizational meeting, or filed or confidentially submitted a draft registration statement with the Commission. Accordingly, at the April 28, 2021 grant date, the Board of Directors concluded that the fair value of the common stock was $[***] per share and granted options with that exercise price.

CONFIDENTIAL TREATMENT REQUESTED BY

WINC, INC.

October 6, 2021

June 7, 2021 Valuation

The Company subsequently obtained an independent third-party valuation of the Company’s common stock as of June 7, 2021 (the “June 2021 Valuation”). The June 2021 Valuation utilized the PWERM for determining the fair value of the Company’s common stock. The transition to the PWERM was based on the Company’s progress towards a potential IPO subsequent to the March 2021 Valuation (and the grants made on April 28, 2021). Notably, subsequent to both March 31, 2021 and April 28, 2021, the Company had engaged underwriters for a potential IPO and conducted an organizational meeting. The June 2021 Valuation weighted [***]% to an OPM and [***]% to an IPO scenario.

For purposes of the OPM, the June 2021 Valuation estimated the equity value of the Company using an analysis of publicly traded companies similar in industry and/or business model to the Company. This resulted in an implied equity value, on a marketable basis, of $[***]. After allocating the implied equity value to the Company’s common stock using the OPM and applying a DLOM of 30%, the fair value per share of the common stock under the public company analysis was estimated at $[***] per share.

For purposes of evaluating an IPO scenario, the June 2021 Valuation estimated the equity value of the Company at $[***]. After applying a DLOM of 14%, the fair value per share of the common stock in an IPO scenario was estimated at $[***] per share. Based on the respective weightings assigned to an OPM and an IPO scenario, the June 2021 Valuation estimated the fair value per share of the common stock at $[***] per share.

Reassessment of April 2021 Grants

While the valuations underlying the grants made on April 28, 2021 were made in good faith, in light of the difference between the fair value for a share of the Company’s common stock as reflected in the March 2021 Valuation and the Preliminary Assumed IPO Price, the Company has reassessed the fair value of these equity awards in order to determine the appropriate stock-based compensation expense for the April 28, 2021 grants based on a straight-line interpolation between the per share values reflected in the March 2021 Valuation and the June 2021 Valuation. The Company has determined that the values resulting from the reassessment are not quantitatively or qualitatively material to the Company’s financial statements for the six months ended June 30, 2021 included in the Registration Statement. For example, the Company determined the aggregate impact of the reassessment of the grant date fair value of the April 28, 2021 grants on the Company’s operating expenses for the six months ended June 30, 2021 was that reported stock-based compensation expense was understated by approximately $0.1 million. Accordingly, the Company has determined to recognize this understatement in stock-based compensation expense from the six months ended June 30, 2021 during the three months ended September 30, 2021.

CONFIDENTIAL TREATMENT REQUESTED BY

WINC, INC.

October 6, 2021

The Company believes that a straight-line interpolation between the March 2021 Valuation and the June 2021 Valuation is appropriate as no events suggesting a potential IPO occurred until after the April 28, 2021 grant date. The Company conducted an organizational meeting for the proposed IPO on May 12, 2021, which represents the point in time that the Company determined the probability of an IPO to be estimable. Additionally, an independent director who is eligible to serve as the audit committee’s “financial expert” was appointed on May 5, 2021. The initial draft Registration Statement on Form S-1 was not submitted with the Commission until July 2, 2021. Based on this information, and the lack of any other material changes to the Company and its business between the March 2021 Valuation and June 2021 Valuation, the Company determined a straight-line interpolation to be appropriate for determining the fair value of its common stock for the April 2021 grants for financial reporting purposes.

The Company correspondingly proposes to include updated disclosure in the Registration Statement in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Common Stock Valuation” as follows:

“In April 2021, we issued 3,446,000 stock options at a price per share of $0.66 per share and used that exercise price for financial reporting purposes in our financial statements for the six months ended June 30, 2021 included in this prospectus. We subsequently determined to reassess the fair value of the underlying common stock for these grants used to calculate the related stock-based compensation expense for financial reporting purposes, and based on this reassessment, we concluded that there was an increase in the fair value of such underlying common stock that was not reflected in their exercise price. In light of this increase in fair value of our common stock, we have re-established the fair value of these grants for financial reporting purposes, based on a straight-line interpolation between third-party valuations of our common stock as of March 31, 2021 and June 7, 2021, resulting in a revised grant date fair value of $1.17 per share of common stock rather than the $0.66 per share of common stock as previously determined. This will result in $1.4 million of total additional stock-based compensation expense over the life of the grants, $0.1 million of which should have been recorded during the six months ended June 30, 2021. We have determined this amount to be immaterial, both quantitatively and qualitatively, and therefore have passed on recording an adjustment during the sixth months ended June 30, 2021. On account of the reassessed grant date estimated fair value per share, we will record additional stock-based compensation costs for the April 2021 grants (giving effect to the reassessed grant date estimated fair value per share) during the three months ending September 30, 2021 of $0.2 million and expect to record the remaining additional stock-based compensation expense of $1.3 million over the remaining general requisite service period of 3.6 years. We have not granted any other stock options in 2021 through the date of this prospectus. We also assessed the fair value of all of our other stock options granted during the second half of 2020. However, based on the size and timing of the grants and their proximity to the most recent contemporaneous valuation, we did not believe it was necessary to change the underlying fair value of the common stock.”

CONFIDENTIAL TREATMENT REQUESTED BY

WINC, INC.

October 6, 2021

PRELIMINARY ASSUMED IPO PRICE

As noted above, the Preliminary IPO Price Range is $[***] to $[***] per share, with a Preliminary Assumed IPO Price of approximately $[***] per share. The Preliminary IPO Price Range was derived using a combination of valuation methodologies, including, among other methodologies:

•	a comparison of the Company’s post-money valuation at the conclusion of its last round of financing to step-up valuations for comparable companies pursuing an IPO following their respective last rounds of financings;

•	a comparison of comparable company valuations at the time of their respective IPOs;

•	a comparison of public companies at a similar stage of development;

•	a comparison of the valuation increases for comparable companies at the time of their respective IPOs;

•	feedback from prospective investors as a result of testing the waters meetings; and

•	recent market conditions used in the determination of the Preliminary Price Range after discussions with the Lead Underwriter, based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

COMPARISON OF PRELIMINARY IPO PRICE RANGE AND ESTIMATED EQUITY FAIR VALUE PER SHARE

There are a number of factors that account for the increase in the Preliminary IPO Price Range over the applicable grant date fair value used for determining stock-based compensation expense. These include:

•	The Preliminary IPO Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.

•	As is typical for IPOs, the Preliminary IPO Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company’s management, Board of Directors, and the Lead Underwriter.

•	The Preliminary IPO Price Range was neither reduced by the expected future business values (discounted to present value) from other potential future liquidity events nor discounted for a lack of marketability.

•	Upon completion of the IPO, all of the Company’s outstanding redeemable convertible preferred stock would automatically convert to common stock and the associated preferred stock rights, including liquidation rights, would be eliminated.

CONFIDENTIAL TREATMENT REQUESTED BY

WINC, INC.

October 6, 2021

•	The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity, increase visibility with acquirors, increase the Company’s strategic flexibility and provide enhanced operational flexibility to potentially obtain regulatory approval for and commercialize the Company’s product candidates.

*          *          *

The Company respectfully submits that the differences from the Preliminary IPO Price Range are reasonable in light of all of the considerations outlined above. In addition, the Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

WINC, INC.

October 6, 2021

We thank you in advance for your consideration of the foregoing. Please do not hesitate to contact me by telephone at (714) 755-8008 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Drew Capurro

Drew Capurro
of LATHAM & WATKINS LLP

cc:	Geoffrey MacFarlane, Winc, Inc. Carol Brault, Winc, Inc.

Matthew Thelen, Winc, Inc.

Brian Cuneo, Latham & Watkins LLP
Richard Truesdell, Davis Polk & Wardell LLP

Jennifer Ying Lan, Davis Polk & Wardell LLP

CONFIDENTIAL TREATMENT REQUESTED BY

WINC, INC.